For voice mail/answering machine messages: Hello, this is ______________ calling on behalf of Great-West Variable Annuity Account A in connection with the shares you own of the Variable Annuity Account A. Recently, you should have received material in the mail concerning the Annual Meeting of Participants scheduled for Monday, April 18, 2005. At your earliest convenience, please sign, date and return the proxy card in the envelope provided. You may also vote by telephone. If you wish to do so, or if you have any questions or need proxy materials, please call (866) 831-7129. Thank you for your consideration.

For when you reach someone in person:

Hello, this is _____________ calling on behalf of Great-West Variable Annuity Account A in connection with the shares you own of Variable Annuity Account A. May I please speak to _________________________?

The Variable Annuity Account A Committee mailed a Proxy Statement, dated March 3, 2005, that requires your attention. I'm calling to find out if you received these materials. May I have a moment of your time?

Have you received the proxy materials in the mail?

         (check mailing address if the response is "no." End telephone call with "We will mail you a copy of the proxy materials and, if it is convenient, we will follow up with you in a few days.")

If YES: Although the Variable Annuity Account A Committee approved the proposals, your voting instructions are necessary in order for the proposals to be effected. The Committee has recommended that (1) you vote in favor of the proposal to file an application with the SEC to terminate the registration of Variable Annuity Account A, (2) you elect members of the Variable Annuity Account A Committee, and (3) you ratify or reject the selection of Deloitte & Touche, LLP as independent auditors for Variable Annuity Account A for 2005. For your convenience, I can record your vote over the telephone right now. Okay?

IF NO:  Do you have any questions that I may answer about this proxy for you?

            Take time to answer all questions carefully. Do not give advice. Remind the shareholder that his/her Committee has recommended a vote "FOR" the proposals. Most questions can be addressed by referring to the proxy statement or the attached Q&A.

At your earliest convenience, please vote by signing and dating the proxy card you received, and return it in the envelope provided or by faxing it to the number provided to you. Are you sure that you do not want to take advantage of voting your shares right now over the phone? If not, please remember you can do so later by calling (866) 831-7129.


IF YES:  Do you have any questions before we proceed?

            Take time to answer all questions carefully. Do not give advice. Remind the shareholder that his/her Committee has recommended a vote "FOR" the proposal to approve the plan of reorganization. Most questions can be addressed by referring to the proxy statement or the attached Q&A.

Here is how we will proceed. The call will be recorded. I will ask for your name, your address and ONLY the last 4 digits of your social security number. Finally, I will confirm that you have received the proxy materials and take your vote. You will be mailed a letter confirming your votes, which will tell you how to make any changes, if you wish. Are you ready?

Begin the Vote

First, I'll reintroduce myself. My name is calling on behalf of Variable Annuity Account A. Today's date is and the time is . May I please have your full name? Can you confirm that you are authorized to direct voting of the Variable Annuity Account A shares?

May I please have your address?

May I have the last 4 digits of your social security number?

         Input the last 4 digits of the SSN into a spreadsheet. You may not proceed without this information. If the Participant refuses to give this information, explain that it is for security purposes only, to assure that only the proper person can vote his/her shares. However, if the Participants continues to resist, you have no choice but to politely end the call?

Have you received the proxy materials?

Actual Voting

I. Your Committee is asking you to consider a proposal to approve the filing of an application with the SEC to terminate the registration of Variable Annuity Account A and cease to be a registered investment company. They recommend you vote in favor of the proposal. Would you like to vote in favor of the proposal as recommended by your Committee?

         If you are required to read the proposal, end by saying, "Your Committee recommends that you vote in favor. How would like to vote?" Valid responses are:

         FOR - For proposal

         AGAINST - Against proposal

         ABSTAIN - Abstain

II. Your Committee is asking you to elect members of the Committee for Variable Annuity Account A to serve until their successors are elected and qualified. The nominees are R.P. Koeppe, R. Jennings, M.T.G. Graye, W.T. McCallum and S. Zisman. The Committee recommends a vote FOR the all nominees. Would you like to vote FOR the nominees as recommended by your Committee?

         If you are required to read the proposal, end by saying, "Your Committee recommends that you vote in favor. How would like to vote?" Valid responses are:

         FOR all nominees

         WITHHOLD AUTHORITY to vote for all nominees

         WITHHOLD AUTHORITY to vote for:
                  R.P. Koeppe or
                  R. Jennings or
                  M.T.G. Graye or
                  W.T. McCallum or
                  S. Zisman.

III. Your Committee is asking you to approve the proposal to ratify the selection of Deloitte & Touche, LLP as the independent auditors for Variable Annuity Account A for the fiscal year ending December 31, 2005.

         If you are required to read the proposal, end by saying, "Your Committee recommends that you vote in favor. How would like to vote?" Valid responses are:

         FOR  - For proposal

         AGAINST - Against proposal

         ABSTAIN - Abstain

Closing

I have recorded your vote. You voted [IDENTIFY VOTES FOR ALL THREE PROPOSALS]. Is that correct? As your voting agent, I will execute a written proxy in accordance with your instructions and forward it to the fund. In the next 72 hours, we will mail you a letter by first class mail confirming your vote. If you wish to change your vote for any reason, please call as at the phone number listed in the letter.

Thank you for your time and have a good day.

Frequently Asked Questions regarding Deregistration of Variable Annuity Account
A. For questions regarding the election of Committee Members or the ratification of Deloitte & Touche, LLP as independent auditors for Variable Annuity Account A, please refer to the Proxy Statement.

Q:       Why is deregistration being proposed?


         Variable Annuity Account A is a managed separate account of Great-West Life & Annuity Insurance Company and is registered with the SEC. It was established in 1968 for the purpose of fund variable annuity contracts. Over 20 years ago, Great-West stopped issuing new variable annuity contracts funded by Variable Annuity Account A and for the past 16 years Great-West has not accepted additional contributions under existing variable annuity contracts funded by Variable Annuity Account A. Variable Annuity Account A currently has a total of 94 beneficial owners and approximate total assets of $6,521,614.50. Over time, the number of beneficial owners and the total assets of Variable Annuity Account A will continue to shrink, making it more difficult to manage.

         The Investment Company Act of 1940 provides that "any issuer whose outstanding securities...are beneficially owned by not more than one hundred persons and which is not making a does not presently propose to make a public offering of its securities" is not an investment company under the Act. Thus, by definition, Variable Annuity Account A is no longer an investment company and is now eligible to file an application to terminate its registration with the SEC.

         The Committee met in February to consider the proposal to deregister. The Committee reviewed the various regulatory requirements applicable to Variable Annuity Account A, discussed with management the administrative burdens associated with operating under the current structure, discussed the size of Variable Annuity Account A and the difficulties of managing a shrinking asset based, and discussed the potential cost savings associated with no longer being registered under the Investment Company Act of 1940, both in terms of lower administrative costs and lower expense ratios (if the proposal to deregister is approved, the management fees charged to Participants will decrease). In light of the decreasing number of Participants, the Committee determined that the costs associated with being a registered separate account outweigh the benefits of registration and recommends that Participants approve the proposal to deregister.

Q:       If deregistration is approved, what will happen?

         If deregistration is approved by the shareholders, Great-West will file an application with the SEC to deregister Variable Annuity Account A. Upon approval of the SEC, Variable Annuity Account A will no longer be subject to the regulations under the Investment Company Act of 1940 and other federal securities laws. Variable Annuity Account A will no longer have a Committee nor be required to hold annual meetings. GW Capital Management, LLC, the investment manager, will have responsibility for day-to-day management and will conduct the business of Variable Annuity Account A. While there will no longer be a Committee, GW Capital Management, LLC intends to create an advisory board made up of the current independent Committee Members. The advisory board will meet with management on a quarterly basis to discuss any issues that arise with respect to Variable Annuity Account A. Further, upon approval by the SEC, Variable Annuity Account A will no longer be subject to the investment objectives and policies set forth in its prospectus. Finally, the assets of Variable Annuity Account A will be invested in the Vanguard Variable Insurance Fund Equity Income Portfolio, a registered open-end management investment company that, like Variable Annuity Account A, is managed as a large-cap value fund.

Q:       What will be the effect on the investment strategies associated with my investment if deregistration is approved?

         Upon deregistration, Variable Annuity Account A will no longer be subject to the investment objectives and policies set forth in its prospectus. If deregistration is approved, GW Capital Management, LLC, the investment manager, intends to invest the assets in a registered open-end management investment company, the Vanguard Variable Insurance Fund Equity Income Portfolio ("Vanguard Equity Income"). Vanguard Equity Income, like Variable Annuity Account A, is managed as a large-cap value fund. It seeks a high level of current income. It invests at least 80% of net assets in common stocks of well-established companies that pay relatively high levels of dividend income and have the potential for growth. The balance of its assets may be invested in investment-grade fixed-income securities and cash or cash equivalents. Vanguard Equity Income boasts a solid record over five and ten years. It has beaten the benchmark S&P 500 over five and ten years and ranks in the top twenty percent of the large-cap value insurance funds over ten years.


Q:       How will fees and expenses be affected?

         Upon deregistration and investment in Vanguard Equity Income, the management fees of Variable Annuity Account A will decrease. Currently, the management fees for Variable Annuity Account A are 0.4656%. The current management fees of Vanguard Equity Income are 0.32%. Administrative expenses, mortality and expense risk charges and other expenses will remain the same.

Q:       Will there be any change in who manages the investment portfolio?

           No. GW Capital Management, LLC (doing business as Maxim Capital Management, LLC) is the investment manager for Variable Annuity Account A and would continue to be the investment manager upon deregistration.

Q:       Who will pay for deregistration?

         All of the costs and expenses associated with deregistration, the liquidation of Variable Annuity A's assets, and the purchasing of shares of Vanguard Equity Income will be paid by Great-West or one of its affiliates.

Q:       How will Participant services change?

         There will be no change to Participant services.

Q:       Will deregistration and investment in Vanguard Variable Insurance Fund
Equity Income Portfolio affect my rights under the variable annuity contract or the value of my contract?

         No. Deregistration and investment in Vanguard Equity Income will not affect your rights under your variable annuity contract, nor will charges under your contract be increased. The value of your investment in the variable annuity contract will not change immediately following investment in Vanguard Equity Income, nor will the procedures under your contract.

Q:       What if I do not give voting instructions or give instructions to vote against deregistration, yet approval of deregistration is obtained?

         If the proposal to deregister is approved by a majority of the outstanding voting securities of Variable Annuity Account A, an application will be filed with the SEC and, upon approval, Variable Annuity Account A will no longer be registered with the SEC. The assets of Variable Annuity Account A will be invested in Vanguard Variable Insurance Fund Equity Income Portfolio, a registered open-end management investment company that, like Variable Annuity Account A, is managed as a large-cap value fund.

Q:       What do I need to do?

         Please read the Proxy Statement, dated March 3, 2005, which was mailed to you and please give voting instructions. Your voting instructions are important! Accordingly, please sign, date and mail the voting instruction card promptly in the enclosed return envelope as soon as possible after reviewing the Proxy Statement.

Q:       May I attend the Meeting in person?

         Yes, you may attend the Meeting in person. If you complete a voting instruction card and subsequently attend the Meeting, your voting instructions may be revoked. Therefore, to ensure your voting instructions are counted, I urge you to mail us your signed, dated and completed voting instruction card even if you plan to attend the Meeting.